Exhibit 10.1

NYSE – OPY

Oppenheimer Holdings Inc.

Fourth Quarter 2012 Earnings

February 1, 2013

New York, NY

Expressed in thousands of dollars, except per share amounts	Three Months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
(unaudited)
Revenue	$249,415	$229,438	$952,612	$958,992
Expenses	$256,550	$227,387	$953,139	$941,144
Profit before income taxes*	$(7,135)	$2,051	$(527)	$17,848
Income tax provision (benefit)	$(3,768)	$(1,908)	$324	$5,231
Net profit/(loss) attributable to Oppenheimer Holdings Inc.	$(3,700)	$3,433	$(3,613)	$10,316
Basic earnings per share	$(0.27)	$0.25	$(0.27)	$0.76
Diluted earnings per share	$(0.27)	$0.25	$(0.27)	$0.74
Book value per share at December 31	$36.84	$37.16	$36.84	$37.16
Tangible book value per share at December 31	$24.38	$24.47	$24.38	$24.47

*	includes non-controlling interest

Business Review

Oppenheimer Holdings Inc. reported a net loss of $3.7 million or $(0.27) per share for the fourth quarter of 2012 compared to a net profit of $3.4 million or $0.25 per share in the fourth quarter of 2011. Revenue for the fourth quarter of 2012 was $249.4 million compared to revenue of $229.4 million in the fourth quarter of 2011, an increase of 8.7%.

The fourth quarter of 2012 was significantly impacted by the following matters. On January 31, 2013, a FINRA arbitration panel rendered a decision in the previously disclosed U.S. Airways case, filed in February 2009, resulting in an award against the Company’s subsidiary, Oppenheimer & Co. Inc., in the amount of $30 million including interest and costs on a claim of approximately $140 million (adjusted down from $253 million). The effect of the award will result in a fourth quarter after-tax charge of $17.9 million. The Company is extremely disappointed with the decision of the panel and will pursue its previously filed arbitration against Deutsche Bank covering many of the issues in this case in an effort to recover the amount of the award plus all associated costs of the case. Oppenheimer is also currently considering whether to file a motion to vacate the order.

Oppenheimer Holdings Inc., the ultimate parent of Oppenheimer & Co. Inc., has contributed capital into Oppenheimer & Co. Inc., the broker-dealer, in an amount equal to the net after tax effect of the award. Accordingly, the regulatory capital of Oppenheimer & Co. Inc. will not change as a result of the award.

Separately, at the end of 2012, all contingencies expired related to five year contingent consideration issued as part of the Company’s acquisition of the U.S. capital markets division from Canadian Imperial Bank of Commerce in January 2008. As a result, the Company recorded a non-cash adjustment reducing occupancy expenses in the amount of $6.8 million, on an after-tax basis. Also, during the fourth quarter of 2012, the Company recorded after-tax credits of $1.9 million related to state investment and employment incentives for investments previously made. The net effect of these three items was an after-tax charge of $9.2 million for the period.

The fourth quarter of 2012 was also impacted by Superstorm Sandy which occurred on October 29th causing the Company to vacate its two principal offices in downtown Manhattan and displaced 800 of the Company’s employees including substantially all of its capital markets, operations and headquarters staff for in excess of 30 days. As a result of the dislocation, the Company received rent abatement credits of $1.7 million for its two downtown buildings and incurred rent and other costs of approximately $500,000 to accommodate displaced employees.

Net loss for the year ended December 31, 2012 was $3.6 million or $(0.27) per share compared to net profit of $10.3 million or $0.76 per share in 2011. Revenue for the year ended December 31, 2012 was $952.6 million, a decrease of less than 1% compared to $959.0 million in 2011.

Client assets under administration totaled approximately $80.3 billion while client assets under management in fee-based programs totaled approximately $20.9 billion at December 31, 2012 ($76.0 billion and $18.6 billion, respectively, at December 31, 2011).

In commenting on the Company’s results, Albert Lowenthal, Chairman, said, “We are extremely disappointed with the outcome of the U.S. Airways arbitration, which has been outstanding for a number of years. It has been a significant ongoing expense and a major distraction for our Company. The award will have no impact on the regulatory capital of Oppenheimer & Co. Inc., our principal operating subsidiary, as its holding company has injected an amount equal to the after-tax effect of the award as additional capital.

As to the most recent quarter, the significant uncertainties presented by a challenging economic environment, sovereign debt concerns in Europe, a national election and the U.S. “fiscal cliff” affected financial markets throughout the year and more importantly investor confidence. While the equity markets turned in a more than respectable performance, trading volumes were disappointing as was underwriting activity resulting in lower revenue for the year.

Our business was impacted by Superstorm Sandy. However, we will never know the full impact on business due to the displacement of so many of our employees. We are extremely proud of their performance under adverse conditions and pleased that there were no issues around our ability to continue to service our clients in unaffected regions throughout the period.

We were pleased with the performance of our fee-based businesses including Oppenheimer Asset Management and Oppenheimer Multifamily Housing and Healthcare Finance, Inc., both of which produced record revenue as did our fixed income business, both taxable and non-taxable. These strong sectors were not sufficient, however, to offset the headwinds of low trading volumes in equities and low transaction volumes in investment banking.

We have seen an upturn in the Company’s business in the first few weeks of 2013 and are optimistic about our business going forward.”

Highlights of the Company’s results for the three and twelve months ended December 31, 2012 follow:

Revenue and Expenses

Revenue – Fourth Quarter 2012

•

Commission revenue was $118.4 million in the fourth quarter of 2012, an increase of 6.3% compared to $111.3 million in the fourth quarter of 2011, reflecting stronger markets in the fourth quarter of 2012 compared to the same period in 2011.

•

Principal transactions revenue was $13.9 million in the fourth quarter of 2012, a decrease of 7.9% compared to $15.1 million in the fourth quarter of 2011. An increase of $2.4 million in municipal trading income in the fourth quarter of 2012 was more than offset by the negative effect in the valuation adjustment for auction rate securities owned and committed to purchase from clients of $2.5 million as well as decreases in equity trading, government and agency trading, repurchase agreements and declines in the value of the Company’s investments compared to the same period in 2011.

•

Interest revenue was $15.2 million in the fourth quarter of 2012, an increase of 15.3% compared to $13.2 million in the fourth quarter of 2011 stemming from a $1.8 million increase in interest from U.S. government and agencies and reverse repurchase agreements in the fourth quarter of 2012 compared to the same period in 2011.

•

Investment banking revenue was $22.8 million in the fourth quarter of 2012, a decrease of 18.0% compared to $27.8 million in the fourth quarter of 2011 primarily due to a decrease of $11.6 million in revenue from corporate finance advisory fees partially offset by an increase in revenue from equity issuances of $4.6 million in the fourth quarter of 2012 compared to the same period in 2011.

•

Advisory fees were $65.9 million in the fourth quarter of 2012, an increase of 37.7% compared to $47.9 million in the fourth quarter of 2011. Asset management fees increased by $8.0 million in the fourth quarter of 2012 compared to the same period in 2011 as a result of an increase in the value of assets under management. Asset management fees are calculated based on client assets under management at the end of the prior quarter which totaled $21.1 billion at September 30, 2012 ($17.7 billion at September 30, 2011). Incentive fee income from the Company’s general partner participation in hedge funds increased by $10.0 million in the fourth quarter of 2012 compared to the same period in 2011. Incentive fee income is based on the period-end mark-to-market value of the funds.

•

Other revenue was $13.1 million in the fourth quarter of 2012, a decrease of 6.6% compared to $14.1 million in the fourth quarter of 2011 primarily as a result of a decrease in the fair value of $1.4 million related to Company-owned life insurance policies underlying the deferred compensation plans in the fourth quarter of 2012 compared to the same period in 2011.

Revenue – Year-to-date 2012

•

Commission revenue was $469.9 million in the year ended December 31, 2012, a decrease of 4.5% compared to $492.2 million in 2011 due to a lower volume of business in year ended December 31, 2012 compared to 2011.

•

Principal transactions revenue was $54.3 million in the year ended December 31, 2012, an increase of 14.0% compared to $47.7 million in 2011. Revenue from equities, corporate bonds, agencies and municipals trading as well as an increase in the value of the Company’s investments added $17.4 million in the year ended December 31, 2012 compared to 2011. These gains were offset by decreases of $9.6 million in U.S. government and agencies trading and repurchase agreements as well as the negative effect of the valuation adjustment for auction rate securities owned and committed to purchase from clients of $3.1 million.

•

Interest revenue was $57.7 million in the year ended December 31, 2012, an increase of 1.6% compared to $56.8 million in 2011. The increase is primarily attributable to an increase of $4.8 million increase in interest from higher holdings of U.S. government and agencies and reverse repurchase agreements in the year ended December 31, 2012 compared to 2011. This increase was partially offset by a decrease of $3.2 million in margin and other interest income.

•

Investment banking revenue was $89.5 million in the year ended December 31, 2012, a decrease of 24.9% compared to $119.2 million in 2011 primarily due a decrease of $28.1 million in revenue from corporate finance advisory fees as well as a decrease in revenue from equity issuances of $2.9 million in 2012 compared to the same period in 2011.

•

Advisory fees were $222.7 million in the year ended December 31, 2012, an increase of 13.0% compared to $197.1 million in 2011. Asset management fees increased by $17.3 million for the year ended December 31, 2012 compared to 2011 as a result of an increase in the value of assets under management during the year. Incentive fee income increased by $8.3 million in the year ended December 31, 2012 compared to 2011.

•

Other revenue was $58.6 million in the year ended December 31, 2012, an increase of 27.2% compared to $46.0 million in 2011 primarily due to an increase of $5.5 million in the fair value of our Company-owned life insurance policies that support our deferred compensation plans. In addition, fees generated by Oppenheimer Multifamily Housing & Healthcare Finance, Inc. increased $7.1 million in the year ended December 31, 2012 compared to 2011.

Expenses – Fourth Quarter 2012

•

Compensation and related expenses were $164.9 million in the fourth quarter of 2012, an increase of 12.2% compared to $147.0 million in the fourth quarter of 2011 primarily due to increased production-related compensation on commissionable business and incentive compensation.

•	Clearing and exchange fees were $5.7 million in the fourth quarter of 2012, a decreased of 2.7% compared to $5.9 million in the same period of 2011.

•

Communications and technology expenses were $16.0 million in the fourth quarter of 2012, an increase of 3.1% compared to $15.5 million in the fourth quarter of 2011 due primarily to an increase in information technology-related expenses in the fourth quarter of 2012 compared to the same quarter of 2011.

•

Occupancy and equipment costs were $3.5 million in the fourth quarter of 2012, a decrease of 82.7% compared to $20.5 million in the fourth quarter of 2011. As discussed above, during the period, all contingencies expired at the end of 2012 related to five year contingent consideration issued as part of the Company’s acquisition of the U.S. capital markets division from Canadian Imperial Bank of Commerce in January 2008. As a result, the Company recorded a non-cash adjustment reducing occupancy expenses in the amount of $11.3 million. The decrease was also due to overlapping rent expense and write-offs of $2.4 million related to the move of our corporate headquarters in the fourth quarter of 2011 which were not applicable in the fourth quarter of 2012. Further, the fourth quarter of 2011 included $2.1 million in amortization relating to the below-market lease which was not applicable in the fourth quarter of 2012. In addition, as described above, Superstorm Sandy had an impact on the Company’s operations in New York City. The Company received rent abatement credits of $1.7 million for its two downtown buildings and incurred rent and other costs of approximately $500,000 to accommodate displaced employees.

•	Interest expense was $9.2 million in the fourth quarter of 2012, a decrease of 1.4% compared to $9.4 million in the fourth quarter of 2011.

•

Other expenses were $57.2 million in the fourth quarter of 2012, an increase of 95.7% compared to $29.2 million in the fourth quarter of 2011 due to the outcome of the U.S. Airways arbitration as discussed above.

•

During the three month period ended December 31, 2012 the Company recorded tax credits of $1.9 million (net of Federal taxes) related to state investment and employment incentives for investments previously made.

Expenses – Year-to-date 2012

•	Compensation and related expenses were $626.4 million in the year ended December 31, 2012, essentially flat compared to $626.8 million in 2011.

•

Clearing and exchange fees were $23.8 million in the year ended December 31, 2012, a decrease of 5.0% compared to $25.0 million in 2011 primarily stemming from a $1.3 million decrease in floor brokerage fees in the year ended December 31, 2012 compared to 2011. This decrease relates to the decrease in commission business described above.

•

Communications and technology expenses were $63.4 million for the year ended December 31, 2012, an increase of 1.1% compared to $62.7 million in 2011 due primarily to an increase in information technology-related expenses in the year ended December 31, 2012 compared to 2011.

•

Occupancy and equipment costs were $62.8 million for the year ended December 31, 2012, a decrease of 17.9% compared to $76.5 million in 2011. At the end of 2012, all contingencies expired related to five year contingent consideration issued as part of the Company’s acquisition of the U.S. capital markets division from Canadian Imperial Bank of Commerce in January 2008. As a result, the Company recorded a non-cash adjustment reducing occupancy expenses in the amount of $11.3 million.

•

Interest expense was $35.1 million in the year ended December 31, 2012, a decrease of 7.7% compared to $38.0 million in 2011 primarily due to decreased interest expenses incurred on repurchase agreements held by the government trading desk for the year ended December 31, 2012 compared to that of 2011.

•	Other expenses were $141.7 million for the year ended December 31, 2012, an increase of 26.3% compared to $112.2 million in 2011 due to the outcome of the U.S. Airways arbitration as discussed above.

•

During the three months ended June 30, 2012, the Company recorded adjustments of $1.3 million, net of taxes, related to the prior periods to establish additional reserves for taxes and adjust related interest. During the three month period ended December 31, 2012 the Company recorded tax credits of $1.9 million (net of Federal taxes) related to state investment and employment incentives for investments previously made.

Stockholders’ Equity

•	At December 31, 2012, total equity was $505.6 million compared to $513.4 million at December 31, 2011.

•	At December 31, 2012, book value per share was $36.84 (compared to $37.16 at December 31, 2011) and tangible book value per share was $24.38 (compared to $24.47 at December 31, 2011).

OPPENHEIMER HOLDINGS INC.

SUMMARY STATEMENT OF OPERATIONS (UNAUDITED)

$ in thousands, except share and per share amounts
	Three Months Ended			Year Ended
	12/31/12	12/31/11	% Δ	12/31/12	12/31/11	% Δ
REVENUE
Commissions	$118,378	$111,316	6.3%	$469,865	$492,228	-4.5%
Principal transactions, net	13,924	15,123	-7.9%	54,311	47,660	14.0%
Interest	15,200	13,180	15.3%	57,662	56,779	1.6%
Investment banking	22,830	27,845	-18.0%	89,477	119,202	-24.9%
Advisory fees	65,936	47,897	37.7%	222,732	197,097	13.0%
Other	13,147	14,077	-6.6%	58,565	46,026	27.2%

	249,415	229,438	8.7%	952,612	958,992	-0.7%

EXPENSES
Compensation and related expenses	164,895	146,965	12.2%	626,411	626,767	-0.1%
Clearing and exchange fees	5,704	5,864	-2.7%	23,750	24,991	-5.0%
Communications & technology	16,013	15,527	3.1%	63,359	62,673	1.1%
Occupancy & equipment costs	3,539	20,462	-82.7%	62,818	76,509	-17.9%
Interest	9,222	9,353	-1.4%	35,086	38,026	-7.7%
Other	57,177	29,216	95.7%	141,715	112,178	26.3%

	256,550	227,387	12.8%	953,139	941,144	1.3%

Profit/(loss) before income taxes	(7,135)	2,051	-447.9%	(527)	17,848	-103.0%
Income tax provision (benefit)	(3,768)	(1,908)	n/a	324	5,231	-93.8%

Net profit/(loss) for the period	(3,367)	3,959	-185.0%	(851)	12,617	-106.7%
Net profit attributable to non-controlling interest, net of tax	333	526	-36.7%	2,762	2,301	20.0%

Net profit/(loss) attributable to Oppenheimer Holdings Inc.	$(3,700)	$3,433	-207.8%	$(3,613)	$10,316	-135.0%

Profit/(loss) per share attributable to Oppenheimer Holdings Inc.
Basic	$(0.27)	$0.25		$(0.27)	$0.76
Diluted	$(0.27)	$0.25		$(0.27)	$0.74
Weighted avg. shares outstanding	13,611,271	13,671,917		13,602,205	13,638,087
Actual shares outstanding	13,607,998	13,671,945		13,607,998	13,671,945

Company Information

Oppenheimer, through its principal subsidiaries, Oppenheimer & Co. Inc. (a U.S. broker-dealer) and Oppenheimer Asset Management Inc., offers a wide range of investment banking, securities, investment management and wealth management services from 94 offices in 26 states and through local broker-dealers in 4 foreign jurisdictions. Oppenheimer employs over 3,400 people. The Company offers trust and estate services through Oppenheimer Trust Company. OPY Credit Corp. offers syndication as well as trading of issued corporate loans. Oppenheimer Multifamily Housing & Healthcare Finance, Inc. is engaged in mortgage brokerage and servicing. In addition, through Freedom Investments, Inc. and the BUYandHOLD division of Freedom, Oppenheimer offers online discount brokerage and dollar-based investing services.

Forward-Looking Statements

This press release includes certain “forward-looking statements” relating to anticipated future performance. For a discussion of the factors that could cause future performance to be different than anticipated, reference is made to Factors Affecting “Forward-Looking Statements” and Part 1A – Risk Factors in Oppenheimer’s Annual Report on Form 10-K for the year ended December 31, 2011.

For further information, please contact:

A.G. Lowenthal 212 668-8000 or E.K. Roberts 416 322-1515